UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71603 / February 24, 2014

Admin. Proc. File No. 3-15522

In the Matter of

LEFT BEHIND GAMES, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

    The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Left Behind Games, Inc., and the Commission has not chosen to review the decision on its own initiative.

    Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Left Behind Games, Inc.[2] The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of Left Behind Games, Inc., is revoked.

    For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

                                        Elizabeth M. Murphy
                                        Secretary

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[1]   17 C.F.R. ' 201.360(d).

[2]   *Left Behind Games, Inc.*, Initial Decision Rel. No. 551 (Jan. 13, 2014), 108 SEC Docket 01, 2014 WL 117593. The stock symbol is LFBG for Left Behind Games, Inc. and its Central Key Index number is 13055.

INITIAL DECISION RELEASE NO. 551
ADMINISTRATIVE PROCEEDING
File No. 3-15522

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	INITIAL DECISION
LEFT BEHIND GAMES, INC.	:	January 13, 2014
	:	

APPEARANCES: Karen Matteson, Amy Jane Longo, and Lucee S. Kirka for the Division of Enforcement, Securities and Exchange Commission

Troy Lyndon, pro se, as controlling shareholder of Respondent Left Behind Games, Inc.

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Left Behind Games, Inc. (Left Behind). The revocation is based on Left Behind's failure to timely file required periodic reports with the Securities and Exchange Commission (Commission). Left Behind is delinquent in its periodic filings, having failed to file any since it filed a Form 10-Q for the period ended September 30, 2011.

I. INTRODUCTION

A. Procedural Background

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on September 25, 2013. Following Left Behind's failure to file a timely answer, on October 16, 2013, a Show Cause Order was issued, directing Left Behind to show cause by October 29, 2013, why it should not be deemed in default and have the proceeding determined against it. On October 21, 2013, Troy Lyndon (Lyndon), the former Chief Executive Officer and Chairman, and current majority shareholder, of Left Behind, copied this Office on an email to the Division of Enforcement (Division) requesting dismissal of the OIP. Though it was not technically compliant with the requirements for filing an answer set forth in Rule 220 of the Commission's Rules of Practice, I

considered Lyndon's email communication sufficient to avoid Left Behind's default, at least until a prehearing conference could be held. See 17 C.F.R. § 201.220.

A prehearing conference, which Lyndon and the Division attended, was held on November 5, 2013. The Division explained that Lyndon consented to a judgment of permanent injunction in a separate civil suit, SEC v. Lyndon, No. 13-cv-00486 (D. Haw.), and was, inter alia, prohibited from acting as an officer or director of a company with a class of securities registered pursuant to Section 12 of the Exchange Act or an issuer that has a class of securities registered pursuant to Section 15(d) of the Exchange Act. J. Permanent Inj., SEC v. Lyndon, No. 1:13-cv-00486 (D. Haw. Nov. 1, 2013), ECF No. 22[1]; Tr. 4. Lyndon resigned his position as Chief Executive Officer and Chairman on October 8, 2013, and there are currently no officers or directors of Left Behind. Declaration of Lucee S. Kirka in Support of Motion for Summary Disposition (Kirka Decl.), Ex. 6; Tr. 7. It is unclear when Lyndon, as majority shareholder, could appoint a board that would install a slate of officers. Tr. 8, 14.

Though Lyndon was not a proper representative of Left Behind, pursuant to Rule 102(b) of the Commission's Rules of Practice, without any officers or directors, Left Behind had no viable option to oppose the Division's case and would have to default. See 17 C.F.R. § 201.102(b). Accordingly, I held that Lyndon could appear in this proceeding solely in his capacity as the controlling shareholder of Left Behind for the purposes of opposing any motion for summary disposition by the Division. Left Behind Games, Inc., Admin. Proc. Rulings Release No. 1025, 2013 SEC Lexis 3477 (Nov. 6, 2013) (Nov. 6 Order); Tr. 21-22. I made no representation as to Lyndon's ability to appear in this proceeding given the permanent injunction in SEC v. Lyndon. See Nov. 6 Order.

The parties were granted leave to file motions for summary disposition at the November 5, 2013, prehearing conference, and the Division filed a Motion for Summary Disposition and Brief in Support (Motion), attaching the Kirka Decl., with eight exhibits, on November 22, 2013. I required Lyndon to file any cross-motion for summary disposition by November 22, 2013. Tr. at 26. I also informed Lyndon that I had the "authority to issue subpoenas," but I otherwise made no representations regarding how or whether I would issue any subpoenas. Tr. 26-27. Lyndon filed a letter on December 19, 2013, requesting that I provide Left Behind until July 15, 2014, to cure its filing delinquency. The letter did not address the merits of this proceeding or make any assertions under the factors set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39, which guide any proposed sanction in Exchange Act Section 12(j) cases (Gateway factors). Thus, the December 19, 2013, letter (December 19 Letter) will not be construed as an opposition, and the time for any opposition from Lyndon expired after December 20, 2013. See Nov. 6 Order. The Division filed a Reply (Reply) on January 10, 2014.

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[1] I take official notice of the records in SEC v. Lyndon, pursuant to Rule 323 of the Commission's Rules of Practice. 17 C.F.R. § 201.323.

On January 10, 2014,[2] Lyndon filed a Motion to Dismiss SEC's Deregistration Request, Request 120 Day Extension and Motion to Extend Proceeding Due to Extraordinary Circumstances (Motion to Dismiss).[3] The Motion to Dismiss, construed as a cross-motion for summary disposition, is denied as untimely.

After business hours on Friday, January 10, 2014, Lyndon sent this Office a Reply in Opposition to the SEC's Motion for Summary Disposition and Prayer for Relief (Lyndon Opposition). The Lyndon Opposition is untimely, as the time for an opposition expired after December 20, 2013. Nevertheless, I have considered the Lyndon Opposition in deciding this case. In sum, the Lyndon Opposition alleges that Division interference impeded Left Behind's ability to raise financing and return to compliance. Lyndon Opposition at 1. Although the Lyndon Opposition quotes from an email, the email's probative value is unclear. I have also considered the various emails and documents attached to Lyndon's filing dated November 20, 2013 (Omnibus Motion). Taken together, neither the Lyndon Opposition nor the Omnibus Motion provide any evidence raising a genuine issue with regard to any material fact that would preclude summary disposition in favor of the Division. See 17 C.F.R. § 201.250(b). Though Lyndon filed the Lyndon Opposition after the Division's Reply, the Division need not file a new reply because, even considering Lyndon's arguments, I find the Division's Motion meritorious. Accordingly, briefing on the Motion is now complete.

This Initial Decision is based on the Division's Motion, the Lyndon Opposition, and the Division's Reply, as well as the Commission's public official records concerning Left Behind, of which official notice is taken pursuant to Rule 323 of the Commission's Rules of Practice. 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition pursuant to Rule 250 of the Commission's Rules of Practice. 17 C.F.R. § 201.250. All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

B. January 7, 2014, and January 10, 2014, Subpoena Requests

On January 7, 2014, Lyndon requested that I authorize subpoenas duces tecum on the Commission and the Financial Industry Regulatory Authority (FINRA) (January 7, 2014 Request). On January 10, 2014, Lyndon filed a second subpoena request, requesting that I issue the same two subpoenas duces tecum, but with new return dates (January 10, 2014 Request) (collectively, with the January 7, 2014 Request, Subpoena Requests). Rule 232 of the Commission's Rules of Practice controls the issuance of subpoenas in administrative proceedings and permits the hearing officer to refuse to issue subpoenas with "unreasonable, oppressive, excessive in scope, or unduly burdensome" terms. 17 C.F.R. § 201.232(b).

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[2] Lyndon filed two versions of the Motion to Dismiss, the latter correcting an erroneous citation to Rule 45 of the Federal Rules of Civil Procedure. There are no substantive differences between the two versions of the Motion to Dismiss.

[3] Understanding that Left Behind has no other means of opposing the Division's Motion, I discuss, but reject, Lyndon's proposal in the December 19 Letter and the Motion to Dismiss that Left Behind be afforded an extension of time to cure its delinquency. See infra.

Rule 250 of the Commission's Rules of Practice requires me to "promptly grant or deny" a motion for summary disposition. 17 C.F.R. § 201.250(b). This Rule also provides that "[i]f it appears that a party, for good cause shown, cannot present by affidavit prior to hearing facts essential to justify opposition to the motion, the hearing officer shall deny or defer the motion." 17 C.F.R. § 201.250(b). Lyndon stated in the January 7, 2014, Request that the Commission "wilfully and knowingly hold[s] back evidence it knows will vindicate its defendants in both civil and administrative cases." January 7, 2014 Request at 2. The January 10, 2014 Request states that Commission staff "have caused irreparable harm to Left Behind Games" and that "the public deserves to know the truth about Left Behind Games' defense in this case." January 10, 2014 Request at 1-2. I construe these statements as contentions that the documents sought in the Subpoena Requests are necessary for Lyndon to defend Left Behind in this proceeding.

Neither the Subpoena Requests nor anything else in the record, however, provide "good cause" for denying or deferring the Motion, and thus deferring an initial decision. At most, Lyndon has made vague and unsupported claims of interference by the Commission and FINRA in Left Behind's financing efforts.

Rule 250(b) of the Commission's Rules of Practice authorizes me to grant a motion for summary disposition where there is no genuine issue of material fact and the party making the motion is entitled to summary disposition as a matter of law. 17 C.F.R. § 201.250(b). The Division has indisputably established Left Behind's delinquent filing history, and Lyndon's allegations of interference by the Commission, even if true, have not raised any genuine issue that could successfully rebut the Division's case. As discussed below, aside from the question of whether filings have not been made, which Lyndon does not dispute, the Gateway factors control whether a sanction is warranted, and claims of third-party interference neither excuse delinquent filing nor obviate the need for sanction under the Gateway factors. Indeed, blaming third parties often serves only to harm the credibility of any assurances by the respondent against future violations. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379, 43387 (rejecting respondent's plea for leniency based upon claims of third-party "victimization," finding, "[a]n issuer's explanations for delinquent filings do not render such violations 'excusable' . . . . Rather, we consider such explanations primarily to evaluate the issuer's past efforts to return to compliance and the credibility of any assurances against further violations."); Gateway Int'l Holdings, 88 SEC Docket at 440 ("Gateway has not accepted responsibility for its failure to meet its reporting obligations. Gateway seeks to blame its reporting violations on BCI and Nelson, claiming that . . . those subsidiaries prevented it from obtaining necessary financial information to perform the requisite audits for its annual reports.").

Accordingly, the Subpoena Requests are unreasonable and are rejected.

C. Allegations and Arguments of the Parties

The OIP alleges that Left Behind's securities are registered with the Commission pursuant to Section 12(g) of the Exchange Act and that Left Behind has not filed any required periodic reports since filing a Form 10-Q for the period ended September 30, 2011. OIP at 2. The Division requests that the registration of Left Behind's securities be revoked, noting Left Behind's period of delinquency and lack of efforts to remedy its past violations. Mot. at 6-9.

II. FINDINGS OF FACT

Left Behind, Central Index Key No. 13055, is a revoked Nevada corporation located in Honolulu, Hawaii, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Kirka Decl., Exs. 1, 2. As of August 23, 2013, the company's stock (symbol "LFBG") was quoted on OTC Link and had ten market makers. Kirka Decl., Ex. 4. The Commission's public official records contained in EDGAR reflect that Left Behind is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011. Kirka Decl., Ex. 2. A chart prepared by the Division shows that Left Behind has failed to file eight consecutive periodic reports, including two Forms 10-K and six Forms 10-Q. Kirka Decl., Ex. 3; see also Kirka Decl., Ex. 2.

On September 9, 2013, Left Behind filed a Form 8-K disclosing that Malone Bailey LLP resigned its position as Left Behind's independent auditor on September 3, 2013. Kirka Decl., Ex. 5. On October 9, 2013, Left Behind filed a Form 8-K with the Commission enclosing letters of resignation by Lyndon and director Richard Knox, and the Form disclosed that Malone Bailey LLP had informed Left Behind that it could no longer support its opinion related to audits of Left Behind's annual reports on Form 10-K for its the fiscal years ended March 31, 2010, and March 31, 2011. Kirka Decl., Ex. 6. On September 25, 2013, the Commission issued a ten-day trading suspension of ten business days for Left Behind stock pursuant to Exchange Act Section 12(k), because of Left Behind's reporting delinquency. Kirka Decl., Ex. 7. As of November 12, 2013, the company's stock was traded on the over-the-counter markets. Kirka Decl., Exs. 7, 8.

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, mot. for recons. den., Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. SEC v. Wills, 472 F. Supp. 1250, 1268 & n.15 (D.D.C. 1978); see SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998). There is no genuine issue of material fact that Left Behind failed to file its required periodic reports for any period after the quarter ended September 30, 2011. Accordingly, Left Behind violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.

IV. SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., 88 SEC Docket at 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

Left Behind's violations are serious in that failure to file required periodic reports violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. Id. at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Left Behind's violations are also recurrent in that it failed to file eight consecutive periodic reports for approximately two years. See Nature's Sunshine Prods., Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13495 (respondent failed to file seven required periodic reports due over a two-year period); Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Additionally, Left Behind has failed to file any Forms 12b-25 informing investors of its inability to make its filings since filing its last Form 10-Q. Kirka Decl., Ex. 2.

With respect to culpability, the record shows that Left Behind knew of its reporting obligations, but failed to comply with those requiring its periodic reports for approximately two years. Following its last Form 10-Q, Left Behind filed seven Forms 8-K, following requirements to report material events, and it filed a preliminary information statement on Schedule 14C during the same period, each demonstrating that Left Behind understood its Exchange Act reporting obligations, yet failed to file its periodic reports. Id. Left Behind has made no palpable effort to remedy its past violations. There are only representations made by Lyndon that, if given more time, Left Behind would strive to complete a "new 2 year financial audit." December 19 Letter at 1; Motion to Dismiss at 1. That representation is insufficient because audits of financial statements for its missing annual reports, assuming the company could raise funds to complete them, would only constitute a first step toward curing the delinquency of the already missing eight reports.[4] Furthermore, Left Behind will have to have its financial statements for its fiscal years ended March 31, 2010, and March 31, 2011, audited anew before curing its delinquency due to its former auditor's refusal to stand by its audit opinions for those financial statements.

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[4] Lyndon requests that Left Behind be given until July 15, 2014, to complete this financial audit. December 19 Letter at 1; Motion to Dismiss at 1. This matter is set for an initial decision within 120 days of service of the OIP, or by January 27, 2014, and, thus, Lyndon's request must be denied. See OIP at 3; 17 C.F.R. § 201.360(a)(2).

<u>See</u> Kirka Decl., Ex. 6. It is also difficult to conceive how Left Behind would be able to swiftly return to compliance given its complete absence of management. Left Behind has made no sincere assurances against future violations.

Lyndon argues in the December 19 Letter and Motion to Dismiss that revocation of its securities registration would only serve to harm Left Behind's shareholders and investors. December 19 Letter at 2; Motion to Dismiss at 1-2. The Commission has stated, however, that "any harm to existing shareholders is not the determining factor in evaluating whether an issuer's securities registration should be revoked." <u>Nature's Sunshine Prods., Inc.</u>, 95 SEC Docket at 13500-01. Existing and prospective shareholders are both harmed when required periodic reports are not available and they cannot make informed investment decisions. <u>See</u> <u>id.</u>

Revocation of the registration of Left Behind's registered securities will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act.

V. ORDER

It is hereby ORDERED that Troy Lyndon's January 7, 2014, request for subpoenas is DENIED.

It is FURTHER ORDERED that Troy Lyndon's Motion to Dismiss is DENIED.

It is FURTHER ORDERED that the Division's Motion for Summary Disposition is GRANTED.

It is FURTHER ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the registered securities of Left Behind Games, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. <u>See</u> 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Cameron Elliot
Administrative Law Judge